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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69149

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/13 AND ENDING 03/31/14
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Autonomous Research US LLP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

AUTONOMOUS RESEARCH US LP - 1325 AVENUE OF THE AMERICAS STE 2303
(No. and Street)

NEW YORK NY 10019
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ERIN BASKETT (646) 561-6201
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRASSI & CO.
(Name – *if individual, state last, first, middle name*)

488 MADISON AVENUE, 21st FLOOR NEW YORK NY 10022
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 02 2014
REGISTRATIONS BRANCH
16

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

6/4/14

6/4/14

OATH OR AFFIRMATION

I, ERIN BASKETT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AUTONOMOUS RESEARCH US LP, as of MARCH 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

SWORN BEFORE ME THIS 28th MAY 2014 IN LONDON, ENGLAND

EBaskett
Signature

Chief Financial Officer
Title

[signature]
Notary Public

NOTARY PUBLIC
LONDON, ENGLAND
EMMA NOON
(My Commission expires with Life)

CHEESWRIGHTS
NOTARIES PUBLIC
Bankside House, 107 Leadenhall Street,
London EC3A 4AF
Telephone: 020 7623 9477
Facsimile: 020 7623 5428

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AUTONOMOUS RESEARCH US LP

STATEMENT OF FINANCIAL CONDITION

AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2014

AUTONOMOUS RESEARCH US LP

FINANCIAL STATEMENT

TABLE OF CONTENTS

GRASSI & CO.
Accountants and Success Consultants®

Accounting, Auditing, Tax, Litigation Support,
Valuation, Management & Technology Consulting

INDEPENDENT AUDITORS' REPORT

To The Partners
Autonomous Research US LP

We have audited the accompanying statement of financial condition of Autonomous Research US LP as of March 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Autonomous Research US LP as of March 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Grassi & Co, CPAs, P.C.

GRASSI & CO., CPAs, P.C.

New York, New York
May 23, 2014

An Independent Firm Associated with Moore Stephens International Limited

488 Madison Avenue
New York, New York 10022
(212) 661-6166 ■ (212) 832-1110

Additional Office: Jericho, NY
(516) 256-3500
www.grassicpas.com

AUTONOMOUS RESEARCH US LP
Statement of Financial Condition
As of March 31, 2014

ASSETS	
Current Assets	
Cash	$ 2,479,176
Trade receivables (note 4)	1,811,170
Rental deposit	342,528
Due from broker	803,431
Other receivables	43,336
Prepaid expenses	210,932
Total Current Assets	5,690,573
Property and equipment, net of accumulated depreciation and amortization (note 3)	466,151
TOTAL ASSETS	$ 6,156,724
LIABILITIES AND PARTNERS' CAPITAL	
Liabilities	
Trade payables (note 4)	$ 449,554
Accrued expenses	632,262
Total Liabilities	1,081,816
COMMITMENTS AND CONTINGENCIES	
Partners' Capital	5,074,908
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 6,156,724

The accompanying notes are an integral part of this financial statement.

AUTONOMOUS RESEARCH US LP
NOTES TO THE FINANCIAL STATEMENT
MARCH 31, 2014

1. THE PARTNERSHIP AND BASIS OF PRESENTATION

Autonomous Research US LP ("Autonomous") was organized as a Limited Partnership in the State of Delaware on June 18, 2012 and operated as a branch of the United Kingdom based Autonomous Research LLP ("UK entity") through March 31, 2013. Autonomous Research US LP became a registered broker dealer of the Financial Industry Regulatory Authority ("FINRA") on March 21, 2013, and began operations as an independent broker dealer as of April 1, 2013.

Autonomous is an independent research firm providing investment research on the banking, mortgage, and asset management sectors to institutional investors. The equity research team provides in-depth coverage on the financial institutons across the United States.

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The financial statements reflect all adjustments which are, in the opinion of management, necessary for the fair presentation of results.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition - Commissions and fees are derived primarily from (1) commission sharing arrangements ("CSA") with institutional customers, and (2) direct commissions charged for trade execution services.

CSA commissions are recognized when all of the following criteria are met: (1) persuasive evidence of a legally binding agreement with a customer exists; (2) delivery has occurred, as evidenced by confirmation from the payer or executing broker; (3) the commissions are deemed determinable and free of contingencies or significant uncertainties; and (4) collection is probable.

Direct commissions for trade execution are recognized when earned on a trade-date basis.

Accounts receivable and credit risk - Accounts receivable consist of amounts receivable on open transactions from customers and clearing organizations, commissions and fees earned and receivables billed for research services, net of an allowance for doubtful accounts, if any. Autonomous conducts ongoing evaluations of its customers and generally does not require collateral or other security from customers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment - Property and equipment are stated at cost less accumulated depreciation. Major renewals and improvements are capitalized, while maintenance and repairs are expensed when incurred. The cost and accumulated depreciation for equipment sold, retired or otherwise disposed of are relieved from the accounts, and resulting gains and losses are reflected in income. Depreciation is calculated using the straight-line method over the estimated useful lives of the property and equipment and over the remaining lease term for leasehold improvements. The estimated useful lives of items may vary depending on item location, though terms are generally consistent.

Income taxes - No provision is required for federal and state taxes on the income of Autonomous. Under the Internal Revenue Code and similar state regulations, Autonomous is treated as a partnership and accordingly, the income of Autonomous is taxed to the partners. Autonomous remains liable for New York City unincorporated business taxes. Autonomous determined that there are no uncertain tax positions which would require adjustments or disclosures in the financial statements. Due to the date of inception, the tax years of 2012 and 2013 remain subject to examination by taxing authorities.

Deposits with clearing organizations - Autonomous has reserve deposits with various clearing organizations. The clearing organizations require deposits from all brokers for whom they transact business. Deposits with clearing organizations is reflected in the statement of financial condition as due from broker as of March 31, 2014.

3. PROPERTY AND EQUIPMENT

The following is a summary of property and equipment at March 31, 2014.

Office furniture and equipment	$ 344,702
Leasehold improvements	287,683
	632,385
Less: Accumulated depreciation and amortization	(166,234)
	$ 466,151

4. RELATED PARTY TRANSACTIONS

Autonomous may allocate part of its annual profits to charitable causes at its discretion. The funds are administered by the Autonomous Research Foundation US ("ARFUS"), an independent charity registered in the United States. For the year ended March 31, 2014, no profits were allocated.

Autonomous and the UK entity have revenue and expense sharing agreements in place whereby the entities share in certain trade expense, provide access to certain resources, and allocate and remit certain trade revenues throughout the course of the year. As these items relate to daily trade operations, they are included in the applicable revenues and expense accounts. As of March 31, 2014, total trade receivables and trade payables due between the entities are as follows:

Due from UK related entity	$ 719,686
Other trade receivables	1,091,484
	$ 1,811,170

Due to UK related entity	$ 362,184
Other trade payables	87,370
	$ 449,554

5. COMMITMENTS AND CONTINGENCIES

Autonomous has an operating lease agreement for its office space, expiring January 6, 2018. The future annual lease payments are as follows:

Years Ending March 31,	
2015	$ 341,120
2016	353,557
2017	362,440
2018	302,033
	$ 1,359,150

6. REGULATORY CAPITAL REQUIREMENTS

Autonomous is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness. At March 31, 2014, Autonomous had net capital of $3,566,492, which exceeded its requirements by $3,494,371. Additionally, Autonomous must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At March 31, 2014, this ratio was 3.03:1.

Autonomous is exempt from the provisions of Rule 15c3-3 of the SEC since Autonomous' activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

7. CONCENTRATION OF CREDIT RISK

Autonomous maintains cash balances in a financial institution, which balances are insured by the Federal Deposit Insurance Corporation for up to $250,000. From time to time, Autonomous' balances may exceed this limit.

8. SUBSEQUENT EVENTS

Autonomous evaluated all events and transactions that occurred after March 31, 2014 through the date of this financial statement which is the date that the financial statement was available to be issued. Management has determined that there are no material events that would require adjustment to or disclosure in Autonomous' financial statement.